UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 29, 2018

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Acquisition of Assets from Gemini Finance Corp.

October 29, 2018, Hightimes Holding Corp., a Delaware corporation (“Hightimes”) and Chalice Holdings, Inc., a Delaware corporation (“Chalice”) which is a newly formed acquisition subsidiary of Hightimes, entered into an agreement with Gemini Finance Corp., a Delaware corporation (“Gemini”), to acquire substantially all of the assets and business of Wisdom Apparatus and Chalice Festivals USA, both California corporations (the “Companies”).

Gemini acquired the assets of the Companies as a result of its foreclosure in September 2018 of a $587,500 principal amount secured note issued by the Companies to Gemini to evidence a loan made to the Companies in February 2019 pursuant to a loan agreement and related security agreement, dated February 2, 2018. The assets included all inventory, contracts and contract rights, accounts receivable, intellectual property (including the “Chalice” Instagram handles) formerly owned by the Companies. Chalice did not hire any employees of the Companies or assume any liabilities associated with the acquired assets.

The purchase price for the acquired assets was $560,000 paid in the form of a 5% senior secured promissory note of Chalice and Hightimes due March 29, 2019 (the “Purchase Note”), and secured by a pledge of the capital stock of Chalice and a lien and security interest on the acquired assets. The Purchase Note provides that upon consummation of Hightimes’s pending Reg A+ initial public offering (the “Offering”) and the commencement of trading of its Class A common stock on Nasdaq or the OTCQB Exchange, the Purchase Note would automatically convert into that number of shares of Hightimes Class A common stock at a conversion price of $11.00 per share (the current per share offering price of Hightimes shares in its Offering).

ExWorks Capital Fund I, L.P., the senior secured lender to Hightimes (“ExWorks”), consented to the transaction subject to Gemini’s assignment to ExWorks of the security agreement and pledged capital stock of Chalice at such time as the Purchase Note is converted into Hightimes common stock.

The Companies formerly sponsored and conducted music and art festivals in California and other locations where recreational cannabis is legal, at which on-site cannabis purchases and consumption are made available. Hightimes, through its Chalice subsidiary, intends to re-establish the music and art festivals formerly conducted by the Companies.

A copy of the asset purchase agreement, $560,000 convertible secured note, security agreement and ExWorks consent are filed as Exhibits 3.1 through 3.4 to this Current Report on Form 1-U and any summary of the terms of such documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference.

Extension of Offering Period and Termination Date of the Offering.

On November 1, 2018, Hightimes elected to extend the outside termination date of the Offering from October 31, 2018 to as late as November 30, 2018. Accordingly, the Offering will terminate on the first to occur of (i) the date on which all 4,545,454 shares are sold, (ii) November 30, 2018 or (iii) such earlier termination date as deemed appropriate by Hightimes’s management, (in each case, the “Termination Date”). In conjunction with the thirty-day extension of the Termination Date, Hightimes has updated the form of investor subscription agreement (the “Subscription Agreement”) for the Offering to (i) reflect the extended Termination Date and (ii) direct investors Hightimes’s this Current Report on Form 1-U, which supplements disclosures contained in Hightimes’s Offering Circular. The Subscription Agreement is attached as Exhibit 4.1 hereto and is incorporated herein by reference.

The updated form of subscription agreement is filed as Exhibit 4.1 to this Current Report on Form 1-U and any summary of the terms of such documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Chief Executive Officer
Date:	November 2, 2018

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

3.1	Asset Purchase Agreement, dated October 24, 2018, among Hightimes Holding Corp., Chalice Holdings, Inc. and Gemini Finance Corp.

3.2	$560,000 secured convertible note from Hightimes Holding Corp. and Chalice Holdings, Inc. to Gemini Finance Corp.

3.3	Security Agreement among ExWorks Capital Fund I, L.P., as lender and Hightimes Holding Corp. and its subsidiaries, as borrowers.

3.4	Consent Agreement of ExWorks Capital Fund I, L.P.

4.1	Form of Subscription Agreement for Regulation A+ Offering.

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